UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

System1, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87200P109

(CUSIP Number)

Stanley Blend

c/o Lone Star Friends Trust

14122 Bluff Manor Drive

San Antonio, TX 78216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Lone Star Friends Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,982,727 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,982,727 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,982,727 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by Lone Star Friends Trust (“Lone Star”) and Stanley Blend, the father of the Issuer’s co-founder and CEO (each, a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares were acquired at the Closing Date (as defined below) in connection with the Business Combination (as defined below) and consist of (i) 3,537,147 shares of Class A Common Stock held directly by Lone Star, (ii) 500,000 shares of Class A Common Stock issuable upon the exercise of 500,000 warrants (the “Warrants”) to purchase one share of Class A Common Stock for $11.50 per share held directly by Lone Star and (iii) 7,945,580 Class B Units of S1 Holdco, LLC (“S1 Holdco”), a subsidiary of the Issuer, and the corresponding shares of Class C Common Stock of the Issuer held directly by Lone Star. Holders of Class B Units of S1 Holdco are entitled to have their Class B Units exchanged or redeemed for Class A Common Stock on a one-for-one basis or, at the election of the Issuer, a cash payment in an amount per Class B Unit redeemed and calculated based on the volume weighted average market price of a share of Class A Common Stock at the time of redemption. The Class B Units of S1 Holdco do not have voting rights, but the holders of Class B Units own a corresponding number of shares of Class C Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock as a single class. Upon the redemption or exchange of Class B Units of S1 Holdco, an equal number of shares of Class C Common Stock owned by the Reporting Person will be automatically forfeited and cancelled. Stanley Blend is the Trustee of Lone Star, with sole voting and dispositive power over the assets of Lone Star (including the securities of the Issuer). Michael Blend, the Issuer’s co-founder, CEO and Chairman of the Board, and his family, are the beneficiaries of Lone Star.

(3)

This percentage is calculated based upon 81,696,614 shares of Class A Common Stock outstanding as of January 27, 2022, plus the 7,945,580 Class B Units of S1 Holdco held by Lone Star (and the corresponding shares of Class C Common Stock of the Issuer) and 500,000 shares of Class A Common Stock issuable upon the exercise of the Warrants held by Lone Star.

CUSIP No. 87200P109

1.	Names of Reporting Persons Stanley Blend
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,715,880 shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,715,880 shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,715,880 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares were acquired at the Closing Date in connection with the Business Combination and consist of (i) 3,537,147 shares of Class A Common Stock, 500,000 shares of Class A Common Stock issuable upon the exercise of 500,000 Warrants and 7,945,580 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer), in each case, directly held by Lone Star, (ii) 592,514 shares of Class A Common Stock and 251,379 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer) directly held by the Dante Jacob Blend Trust, for which Mr. Blend is the trustee (the “Dante Trust”), (iv) 592,514 shares of Class A Common Stock and 251,379 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer) directly held by the Nola Delfina Blend Trust, for which Mr. Blend is the trustee (the “Nola Trust”), and (v) 45,367 shares directly held by Mr. Blend in his individual capacity. Holders of Class B Units of S1 Holdco are entitled to have their Class B Units exchanged or redeemed for Class A Common Stock on a one-for-one basis or, at the election of the Issuer, a cash payment in an amount per Class B Unit redeemed and calculated based on the volume weighted average market price of a share of Class A Common Stock at the time of redemption. The Class B Units of S1 Holdco do not have voting rights, but holders of Class B Units own a corresponding number of shares of Class C Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock. Upon the redemption or exchange of Class B Units of S1 Holdco, an equal number of shares of Class C Common Stock owned by the Reporting Person will be automatically forfeited and cancelled. Mr. Blend is the trustee of each of Lone Star, the Dante Trust and the Nola Trust, and has voting and dispositive power over the shares held by each of Lone Star, the Dante Trust and the Nola Trust but disclaims beneficial interest in such shares except to the extent of any pecuniary interest therein (if any).

(3)

This percentage is calculated based upon 81,696,614 shares of Class A Common Stock outstanding as of January 27, 2022, plus 8,448,338 Class B Units of S1 Holdco collectively held by Lone Star, the Dante Trust and the Nola Trust (and the corresponding shares of Class C Common Stock of the Issuer) and 500,000 shares of Class A Common Stock issuable upon exercise of the Warrants held by Lone Star. The voting power, based upon the Class C Common Stock voting as a class with the Class A Common Stock, held by Mr. Blend is 13.2%, assuming the exercise of the Warrants.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.001 par value (“Class A Common Stock”) of System1, Inc. (formerly known as Trebia Acquisition Corp.), a Delaware corporation (the “Issuer” or “System1”). The address of the principal executive offices of the Issuer is 4235 Redwood Avenue, Marina Del Rey, CA 90066. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)

This Schedule 13D is filed by Lone Star Friends Trust and Stanley Blend. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Stanley Blend is the father of Michael Blend, the Issuer’s co-founder, CEO and Chairman of the Board. Michael Blend and his family are the beneficiaries of Lone Star

(b)	The principal business office of the Reporting Persons is 14122 Bluff Manor Drive, San Antonio, TX 78216.

(c)

The principal business of Lone Star is holding, managing, investing and distributing the trust property and the proceeds therefrom. Mr. Blend is the trustee of each of Lone Star, the Dante Trust and the Nola Trust. The principal occupation of Mr. Blend is an attorney at Clark Hill PLC, 2301 Broadway, San Antonio, TX 78215

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lone Star was organized under the laws of the state of Texas. Mr. Blend is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The securities reported herein as being beneficially owned by the Reporting Persons were issued or otherwise acquired in connection with the completion of the business combination (the “Business Combination”) on January 27, 2022 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated as of June 28, 2021, as amended on November 30, 2021, January 10, 2022 and January 25, 2022, by and among Trebia Acquisition Corp. (“Trebia”), S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, together with S1 Holdco, the “Companies” or “Old System1”), and the other parties signatory thereto (as it may be amended and/or restated from time to time, the “Business Combination Agreement”).

In connection with the consummation of the transactions contemplated by the Business Combination Agreement:

(a) all of the limited liability company interests of OpenMail LLC (“OM”) held by each of Lone Star, the Dante Trust and the Nola Trust (collectively the “Blend Trusts”) were redeemed by OM in exchange for the transfer by OM to the Blend Trusts of certain Class B Units of S1 Holdco and certain units of Protected Security Holdings, LLC (“PSH”), which ultimately resulted in those holders of units of PSH receiving certain shares of common stock of Protected;

(b) S1 Holdco redeemed (i) 195,281 Class B Units of S1 Holdco held by Lone Star in return for $1,952,810 in cash, (ii) 54,318 Class B Units of S1 Holdco held by the Dante Trust in return for $543,180 in cash and (iii) 54,318 Class B Units of S1 Holdco held by the Nola Trust in return for $543,180 in cash (collectively, the “S1 Holdco Redemptions”);

(c) Lone Star contributed all of the ordinary shares of Protected.net Group Limited held by it to Protected in exchange for 74,047 shares of common stock of Protected;

(d) PSH distributed the shares in Protected held by it to its members in accordance with its constitutional documents, pursuant to which distribution: (i) Lone Star received 401,452 shares of common stock of Protected, (ii) the Dante Trust received 95,477 shares of common stock of Protected, (iii) the Nola Trust received 95,477 shares of common stock of Protected and (iv) Stanley Blend received 7,913 shares of common stock of Protected;

(e) prior to the consummation of the Business Combination, (i) Lone Star contributed 401,452 shares of common stock of Protected to Trebia in exchange for 1,877,234 shares of Class A Common Stock, (ii) the Dante Trust contributed 95,477 shares of common stock of Protected to Trebia in exchange for 547,437 shares of Class A Common Stock, (iii) the Nola Trust contributed 95,477 shares of common stock of Protected to Trebia in exchange for 547,437 shares of Class A Common Stock and (iv) Stanley Blend contributed 7,913 shares of common stock of Protected to Trebia in exchange for 45,368 shares of Class A Common Stock; and

(f) upon the consummation of the merger of Protected with and into Orchid Merger Sub I, Inc. on the Closing Date of the Business Combination Agreement, (i) Lone Star received $797,467 in cash and 1,327,848 shares of Class A Common Stock, (ii) the Dante Trust received $221,819 in cash and 45,078 shares of Class A Common Stock and (iii) the Nola Trust received $221,819 in cash and 45,078 shares of Class A Common Stock, in each case, in consideration for the cancellation of shares of common stock of Protected held by them.

In addition, following the S1 Holdco Redemptions, (i) Lone Star continued to hold 7,945,580 Class B Units of S1 Holdco (and a corresponding number of share of Class C Common Stock of the Issuer), (ii) the Dante Trust continued to hold 251,379 Class B Units of S1 Holdco (and a corresponding number of shares of Class C Common Stock of the Issuer) and (iii) the Nola Trust continued to hold 251,379 Class B Units of S1 Holdco (and a corresponding number of shares of Class C Common Stock of the Issuer).

Additionally, in connection with the Business Combination, Lone Star entered into a warrant transfer agreement, dated as of the Closing Date, with BGPT Trebia, LP (the “BGPT Sponsor”), pursuant to which Lone Star acquired 500,000 Warrants covering 500,000 shares of Class A Common Stock for an aggregate purchase price of $750,000 with an exercise price of $11.50 per share. The Warrants by their terms become exercisable (including by cash settlement) 30 days following the Closing Date, subject to satisfaction of certain conditions. The terms of the Warrants are more fully described in Item 6 incorporated by reference herein.

The funds used by Lone Star to acquire the Warrants were obtained from cash on hand of Lone Star.

Item 4.	Purpose of Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the securities beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Further, subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons beneficially own, in the aggregate, 13,715,880 shares of Class A Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 15.1% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 81,696,614 shares of Class A Common Stock outstanding as of January 27, 2022, plus 8,448,338 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer) collectively held by the Blend Trusts and 500,000 shares of Class A Common Stock issuable upon exercise of the Warrants held by Lone Star.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)

No other person is known to have the right to receive (other than trust beneficiaries) or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Warrant Agreement

Pursuant to the Warrant Agreement, each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to the satisfaction of any applicable conditions. Only a whole Warrant may be exercised at a given time by a warrant holder. A holder of Warrants will not be able to exercise any fraction of a Warrant. The Issuer is not obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Issuer satisfying its obligations described below with respect to registration, or a valid exemption from registration being available. No warrant will be exercisable and System1 will not be obligated to issue a share of System1 Class A Common Stock upon exercise of a warrant unless the System1 Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will System1 be required to net cash settle any warrant.

Bylaws

In connection with the Business Combination the Issuer adopted its Bylaws, which, subject to certain exceptions, restrict the former equityholders of Old System1 who received Class A Common Stock of the Issuer in connection with the consummation of the Business Combination, including Lone Star, from transferring any securities in System1 received as consideration in connection with the Business Combination, including any earnout shares. Such restrictions began on the Closing Date and end on the earlier of (a) the date that is 180 days after the Closing Date, and (b) the day after the date which is 150 days after the Closing Date that the volume-weighted average price of the Class A Common Stock reaches a price of at least $12.00 per share for twenty out of the thirty consecutive trading days.

The foregoing description of the terms of the Registration Rights Agreement and the Bylaws is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Bylaws, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Warrant Agreement, (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on June 22, 2020).

B.	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on February 2, 2022).

C.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

LONE STAR FRIENDS TRUST

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Trustee

STANLEY BLEND
/s/ Stanley Blend

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A.	Warrant Agreement, (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on June 22, 2020).

B.	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K (File No. 001-39331), filed with the SEC on February 2, 2022).

C.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.